SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Steelcloud, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

85815M107

(CUSIP Number)

Mr. Kenneth A. Merlau
c/o Clipper Investors LLC
1095 Fisher Lane
Winnetka, Illinois 60093
(312) 977-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1. Name of Reporting Person Clipper Investors LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
7. Sole Voting Power 0
Number of Shares Beneficially Owned by	8. Shared Voting Power 40,000,000
Each Reporting Person With	9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 58.8%
14. Type of Reporting Person (See Instructions) OO

1. Name of Reporting Person Kenneth A. Merlau
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
7. Sole Voting Power 0
Number of Shares Beneficially Owned by	8. Shared Voting Power 40,000,000
Each Reporting Person With	9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 58.8%
14. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Person Philip C. Adams
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
7. Sole Voting Power 0
Number of Shares Beneficially Owned by	8. Shared Voting Power 40,000,000
Each Reporting Person With	9. Sole Dispositive Power 0
10. Shared Dispositive Power 40,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 58.8%
14. Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of the Issuer, whose principal executive offices are at 20110 Ashbrook Place, Suite 130, Ashburn, VA 20147.

On July 2, 2010, Clipper Investors LLC, an Illinois limited liability company (“Clipper”) acquired the following securities in a private transaction with the Issuer: (a) 450,000 shares (the “Clipper Preferred Stock”) of the Issuer’s Series A Preferred Stock (“Series A Preferred Stock”) convertible into an aggregate of 9,000,000 shares of Common Stock, (b) warrants exercisable for 20,000,000 shares of Common Stock (the “Clipper Warrants”) and (c) a convertible note convertible into 11,000,000 shares of Common Stock (the “Clipper Note,” and, together with the Clipper Preferred Stock and the Clipper Warrants, collectively, the “Clipper Securities”). Collectively, the foregoing transactions are referred to herein as the “Clipper Transaction”).  As a result of the Clipper Transaction, Clipper and its managers, Kenneth A. Merlau and Philip C. Adams, may be deemed to be the beneficial owners of 40,000,000 shares of Common Stock.

The definitive instruments and agreements governing the Clipper Transaction are attached hereto as exhibits, namely: (1) Certificate of Incorporation of the Issuer, dated February 25, 1998, and effective as of February 26, 1998, (2) Articles of Amendment to the Certificate of Incorporation of the Issuer dated July 2, 2010, (3) Preferred Stock and Warrant Purchase Agreement, dated July 2, 2010, by and between the Issuer and Clipper, (4) Warrant, dated July 2, 2010, issued to Clipper by the Issuer, (5) Note Purchase Agreement, dated July 2, 2010, by and between the Issuer and Clipper, (6) Promissory Note, dated July 2, 2010, by the Issuer and payable to Clipper and (7) Registration Rights Agreement, dated July 2, 2010, by and between the Issuer, Clipper and Caledonia Capital Corporation (“Caledonia”).  The Clipper Transaction is described in additional detail in the Issuer’s current report on SEC Form 8-K, dated July 9, 2010.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Clipper, Kenneth A. Merlau and Philip C. Adams (together, the “Reporting Persons.”)

A.	Clipper Investors LLC

	(i)	Name of Person Filing:	Clipper Investors LLC (“Clipper”)

	(ii)	Organization:	Illinois limited liability company

	(iii)	Principal Business:	Investment management

	(iv)	Address of Principal Office:	1095 Fisher Lane Winnetka, Illinois 60093

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	Kenneth A. Merlau

	(i)	Name of Person Filing:	Kenneth A. Merlau (“Mr. Merlau”)

	(ii)	Business Address:	1095 Fisher Lane Winnetka, Illinois 60093

	(iii)	Present Occupation:	Investment management

	(iv)	Prior Criminal Convictions:	None

	(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(vi)	Citizenship	United States of America

C.	Philip C. Adams

	(i)	Name of Person Filing:	Philip C. Adams (“Mr. Adams”)

	(ii)	Business Address:	1095 Fisher Lane Winnetka, Illinois 60093

	(iii)	Present Occupation:	Investment management

	(iv)	Prior Criminal Convictions:	None

	(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(vi)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Clipper Securities purchased by Clipper in the Clipper Transaction described above in Item 1 was $2,000,000.  The shares of Common Stock reported in this Schedule 13D may be acquired by Clipper upon the conversion of the Clipper Securities in accordance with the terms of the definitive transaction documents, copies of which are attached hereto as exhibits.  In summary, (a) the Clipper Preferred Shares are convertible into Common Stock at the option of Clipper, without payment of additional consideration, (b) the Clipper Warrants are exercisable for Common Stock at $0.14 per share (subject to customary adjustments for stock splits and other items) and (c) the Clipper Note is convertible into Common Stock at $0.10 per share (subject to customary adjustments for stock splits and other items) by reducing the principal balance owed by the Issuer thereunder.  Clipper’s funds used to acquire the Clipper Securities were drawn from its working capital contributed by its members, who include Mr. Merlau and Mr. Adams, among others.

Item 4. Purpose of Transaction.

The purpose of the Clipper Transaction was to invest in, and to acquire economic and voting control of, the Issuer.

The Clipper Preferred Stock consists of 450,000 shares of the Series A Preferred Stock of the Issuer and votes with the Common Stock as a single class, with each share of the Series A Preferred Stock entitled to 200 votes for each share of Preferred Stock.  Accordingly, based upon the number of shares of Common Stock and Preferred Stock outstanding as of July 2, 2010 (as calculated by the Reporting Persons as described in Item 5(a) below), Clipper has the right to vote approximately 71.7% of the outstanding voting securities of the Issuer and generally has the power to elect directors to the Issuer’s board of directors (the “Board of Directors”).

In addition, pursuant to the Issuer’s Certificate of Incorporation, as amended pursuant to the Clipper Transaction, Clipper has the right to designate three directors to the Board of Directors.  As reported in the Issuer’s Current Report on Form 8-K dated July 9, 2010, Clipper designated Mr. Merlau, Mark J. Lister, and James M. Feigley to serve on the Board of Directors, effective July 2, 2010.

The Reporting Persons anticipate seeking to influence the nomination and election of directors in the future. As of the date hereof, the Reporting Persons have no immediate plans or proposals which would result in any change in the present board of directors or management of the Issuer other than as set forth above.

The Reporting Persons may, at any time and from time to time, depending upon various factors, including without limitation the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, (1) convert some or all of the Clipper Securities into Common Stock, (2) acquire or dispose of shares of Common Stock through open market transactions, (3) acquire or dispose of the Clipper Securities or other securities of the Issuer (together with the Common Stock and the Clipper Securities,  “Issuer Securities”) through private transactions, (4) enter into and dispose of derivative transactions with one or more counterparties that are based on the value of Issuer Securities and engage in hedging transactions with respect to Issuer Securities, (5) make an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction, a series of negotiated transactions or otherwise, (6) cause the Common Stock to be deregistered through a squeeze-out merger transaction or otherwise, (7) pursue a “going-private” transaction or (8) present proposals for consideration at annual or special meetings of the Issuer’s shareholders.  The Reporting Persons may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a)
As a result of the Clipper Transaction, Clipper is the beneficial owner of the Clipper Securities, which, as described in Item 1 above, result in the right to acquire an aggregate 40,000,000 shares of Common Stock.  Based solely upon information provided by the Issuer as of the closing of the Clipper Transaction, the Issuer had 20,075,001 Common Shares issued and outstanding.  Following the conversion of the 2,500,000 shares of Common Stock held by Caledonia (as described in the Issuer’s Current Report on Form 8-K dated July 9, 2010), on July 2, 2010, concurrently with the closing of the Clipper Transaction, based solely on information provided by the Issuer, the Issuer had 17,575,001 shares of Common Stock issued and outstanding and Caledonia held Series A Preferred Stock and warrants exercisable for 10,500,000 shares of Common Stock, resulting in Clipper holding a 58.8% stake in the Issuer on a fully-diluted as-converted-to-Common Stock basis.

(b)
Clipper is the legal, record owner of, and has shared voting and dispositive power with respect to, (a) 450,000 shares of Series A Preferred Stock convertible into 9,000,000 shares of Common Stock, (b) Warrants exercisable for 20,000,000 shares of Common Stock and (c) the Clipper Note, convertible into 11,000,000 shares of Common Stock, resulting in the right to acquire an aggregate, fully-diluted ownership of 40,000,000 shares of Common Stock and accordingly is deemed to be the beneficial owner of 40,000,000 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (as amended, the “1934 Act”).

Mr. Merlau is a manager of Clipper.  In that capacity, Mr. Merlau has shared voting and dispositive power over the Issuer securities convertible into Common Stock held by Clipper, and accordingly is deemed to be the beneficial owners of such Common Stock for purposes of Section 13(d) of the 1934 Act.   Except for such deemed beneficial ownership, Mr. Merlau does not own any Common Stock or other equity securities of the Issuer.  Mr. Merlau disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of his beneficial interest in Clipper.

Mr. Adams is a manager of Clipper.  In that capacity, Mr. Adams has shared voting and dispositive power over the Issuer securities convertible into Common Stock held by Clipper, and accordingly is deemed to be the beneficial owners of such Common Stock for purposes of Section 13(d) of the 1934 Act.   Except for such deemed beneficial ownership, Mr. Adams does not own any Common Stock or other equity securities of the Issuer.  Mr. Adams disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of his beneficial interest in Clipper.

(c)
None of the Reporting Persons has effected any transaction in or with respect to the Issuer’s Common Stock within the last 60 days other than the acquisition of the Clipper Securities as described in Item 1, which disclosure is incorporated into this Item 5(c) by reference.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to (a) Mr. Merlau’s and Mr. Adams participation in the management of Clipper, and (b) Clipper’s right to convert the Clipper Securities into an aggregate of 40,000,000 share of Common Stock as described in Item 1 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
3.1
Articles of Incorporation of Steelcloud, Inc., dated February 25, 1998, and effective as of February 26, 1998. (Filed as Exhibit 3.1 to the Issuer's Registration Statement on Form S-1, Amendment No. 1, dated April 23, 1998 (File No. 333-47631) and hereby incorporated by reference).

3.2	Articles of Amendment to the Certificate of Incorporation of Steelcloud, Inc. dated July 2, 2010
10.1	Preferred Stock and Warrant Purchase Agreement, dated July 2, 2010, by and between Steelcloud, Inc. and Clipper Investors LLC
10.2	Warrant, dated July 2, 2010, issued to Clipper Investors LLC by Steelcloud, Inc.
10.3	Note Purchase Agreement, dated July 2, 2010, by and between Steelcloud, Inc. and Clipper Investors LLC
10.4	Promissory Note, dated July 2, 2010, by Steelcloud, Inc. payable to Clipper Investors LLC
10.5	Registration Rights Agreement, dated July 2, 2010, by and between Steelcloud, Inc., Clipper Investors LLC and Caledonia Capital Corporation

[SIGNATURE PAGE FOLLOWS]

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2010

CLIPPER INVESTORS LLC

By:	/s/ Kenneth A. Merlau
Name:	Kenneth A. Merlau
Title:	Manager

By:	/s/ Philip C. Adams
Name:	Philip C. Adams
Title:	Manager

/s/ Kenneth A. Merlau
KENNETH A. MERLAU, individually

/s/ Philip C. Adams
PHILIP C. ADAMS, individually